Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4637

COPY

02 NOV 15 AM 11:50

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

November 7, 2002

VIA TELECOPIER ONLY
Fax: (416) 593-3666

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Insider Reports

Fax: (780) 422-0777

Alberta Securities Commission
10025 Jasper Avenue
19th Floor
Edmonton, Alberta
T5J 3Z5

Attention: Insider Reports

Fax: (604) 899-6550

British Columbia Securities Commission
12th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Insider Reports

02060419

SUPPL

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067

Enclosed please find a copy of the Insider Report for **MICHAEL KINDY** dated November 6, 2002.

Yours very truly,

JOHNSTONE & COMPANY

COPY

Per: Kathleen E. Skerrett

cc: United States Securities and Exchange Commission - Via Ordinary Mail
- 12g3-2(b) **(Exemption No. 82-4637)**

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Encls.
KES/vl

F:\WPDOC\LTR\ZTEST\ins mk nov02.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Exemption No. 82-4637

TOTAL P.01

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 5

Date of last report filed: 4 / 3 / 2002

Change in relationship from last report: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER

KINDY

MICHAEL

7117 HICKLING CRESCENT

MISSISSAUGA

ONTARIO L5N 5A5

Business telephone number: 905-608-2828

Business fax number: 905-608-2926

Change in name, address or telephone number from last report: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [X] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN

Other: U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES

A	B	C - TRANSACTIONS: Date (Day / Month / Year)	Nature	[illegible]	[illegible]	[illegible]	[illegible]	D	E	F
OPTIONS	244,000							244,000	1	
COMMON SHARES	16,000							16,000	1	
CONVERTIBLE DEBENTURE	Nil	25 / 10 / 2002	16	$10,000				$10,000	1	See Remark 1

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

BOX 6. REMARKS

1. Convertible Debenture in the principal amount of $10,000 bearing interest at 8% for a period of two years and convertible into units at the rate of one (1) unit for each $0.10 of debt converted with each unit consisting of one (1) common share and one (1) share purchase warrant entitling the holder to acquire a further share at $0.10 for a period of no more than two years.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 7. SIGNATURE

Name: MICHAEL KINDY

Date of the report: 06 / 11 / 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 4 / 3 / 2002

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: KINDY

GIVEN NAMES: MICHAEL

No.: 7117 STREET: HICKLING CRESCENT APT:

CITY: MISSISSAUGA

PROV.: ONTARIO POSTAL CODE: L5N 5A3

BUSINESS TELEPHONE NUMBER: 905-608-2929

BUSINESS FAX NUMBER: 905-608-2926

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

Others U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY, SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS									D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ U.S.		PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	244,000										244,000	1	
COMMON SHARES	16,000										16,000	1	
CONVERTIBLE DEBENTURE	Nil	25	10	2002	16	$10,000					$10,000	1	See Remark 1

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminiology used is generic to accommodate the various Acts.

BOX 6. REMARKS

1. Convertible Debenture in the principal amount of $10,000 bearing interest at 8% for a period of two years and convertible into units at the rate of one (1) unit for each $0.10 of debt converted with each unit consisting of one (1) common share and one (1) share purchase warrant entitling the holder to acquire a further share at $0.10 for a period of no more than two years.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): MICHAEL KINDY

SIGNATURE: ___

DATE OF THE REPORT (DAY / MONTH / YEAR): __ / __ / 2002